UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

      BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F __X__    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ____   No _ X_

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated: January 14 , 2010

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498

Email: ellils@bsi.co.il

BLUE SQUARE-ISRAEL LTD.  ANNOUNCES DISTRIBUTION OF DIVIDEND

ROSH HAAYIN, Israel, January 14 , 2010 - Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that The Company’s Board of Directors today declared a cash dividend of NIS 75 million (the equivalent of approx. U.S. $20.36 million based on today's representative rate of exchange), or NIS 1.7155774 (the equivalent of approx. U.S. $0.47 based on today's representative rate of exchange) per share.

The dividend, net of taxes withheld at source pursuant to Israeli law, will be payable on or about February 25, 2010 to shareholders of record as of close of business on February 11, 2010. The dividend will be paid to ADS holders a few days later. ADS holders will be paid in US Dollars based on the representative rate of exchange of the US Dollar against the NIS published by the Bank of Israel on or about February 25, 2010.

Following the dividend distribution, the conversion ratio of the Company's 5.9% convertible debentures issued in August 2003 (outstanding principal amount of 13,268,880 as of January 14, 2010) will be adjusted on February 12, 2010, due to the dividend described above. Following the adjustment, each NIS 18.379 par value of the convertible debentures will be convertible into one ordinary share of the Company.

The Board decided that in view of the changes and development of the Company since 2003, including Reorganization of the Real Estate properties in a separate company (that operates under debt to EBITDA ratios appropriate for real estate companies and currently holds a major part of the consolidated debt), the purchase of  the BEE Group (non food retailer), and the reorganization of food retail activities in its subsidiary Mega Retail Ltd, that the net debt (total debt less cash and cash equivalent and other liquid financial assets) to EBITDA ratio is to be calculated by deducting the debt related by the company to real estate that is not in use by the company (being  equal to 75% of the investment property as recorded on the balance sheet). On September 30th, 2009, the net debt to EBITDA (as calculated above)  was  less than 2.  The board of directors further resolved that the net debt to EBITDA ratio (as calculated above) for dividend distribution will not exceed 4.5 instead of 3.0 that was decided in 2003 and was appropriate for the company’s former structure.

As of September 30th, 2009, the Company had approximately 1,128  million NIS of cash and cash equivalent and other liquid financial assets  including credit card receivables on its balance sheet.

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Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 204 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  our ability to compete effectively against low-priced supermarkets and other competitors; the effect of the recession in Israel on the sales in our stores and on our profitability; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.